SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                             STEEL TECHNOLOGIES INC.
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                   858147 10 1
                                 (CUSIP Number)

                                 Year ended 2003
                                 (Date of Event)

[X ]  Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 4 Pages

CUSIP No. 858147 10 1      13G

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Bradford T. Ray
                  ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a)      [  ]
                  (b)      [  ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER
                  556,998

6.       SHARED VOTING POWER
                  - 0 -

7.       SOLE DISPOSITIVE POWER
                  556,998

8.       SHARED DISPOSITIVE POWER
                  - 0 -

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  561,983

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                  [   ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  5.70%

12.      TYPE OF REPORTING PERSON
                  IN
                                Page 2 of 4 Pages

Item 1.  Name of Issuer

     (a),(b) The name of the issuer of the securities covered by this statement is Steel Technologies Inc. The issuer's principal executive offices are located at 15415 Shelbyville Road, Louisville, Kentucky 40245.

Item 2.  Name of Person Filing

     (a),(b),(c)  The name of the person  filing this  statement  is Bradford T.
     Ray,  whose  principal   business  address  is  15415   Shelbyville   Road,
     Louisville, Kentucky 40245. Mr. Ray is a citizen of the United States.

     (d),(e) The title of the class of securities covered by this statement is Common Stock, no par value. The CUSIP Number of the Common Stock is 858147 10 1.

Item 3.      Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b)

     Not applicable

Item 4.      Ownership

     (a),(b),(c) The number of shares of Common Stock beneficially owned by Mr. Ray as of December 31, 2003, 561,983 (5.70% of the total shares outstanding), including 4,985 shares held by Mr. Ray's wife, 53,241 shares held by Mr. Ray's children and 18,573 shares included in Mr. Ray's 401K. All of such shares, except the shares held by Mrs. Ray, are held with sole voting power.

Item 5.      Ownership of Five Percent or Less of a Class

     Not applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

     Not applicable

Item 8.      Identification and Classification of Members of the Group

     Not applicable

Item 9.      Notice of Dissolution of Group

     Not applicable

                                Page 3 of 4 Pages

Item 10.     Certification

     Not applicable


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2004


                                                    /s/ Bradford T. Ray
                                                    -------------------
                                                     Bradford T. Ray













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